                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                           -----------------------

                                SCHEDULE 14D-1
             Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                           -----------------------

                       RESOURCES PENSION SHARES 5, L.P.
                        a Delaware Limited Partnership
                          (Name of Subject Company)

                        PRESIDIO RPS ACQUISITION CORP.
                                   (Bidder)

                            PRESIDIO CAPITAL CORP.
                                 (Co-Bidder)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                               (Title of Class
                                of Securities)

                                     NONE
                            (CUSIP Number of Class
                                of Securities)

                           -----------------------

      Allan B. Rothschild                                       Copy to:
Presidio RPS Acquisition Corp.                               Mark I. Fisher
   411 West Putnam Avenue                                   Todd J. Emmerman
     Greenwich, CT 06830                                  Rosenman & Colin LLP
       (203) 862-7051                                      575 Madison Avenue
                                                           New York, NY 10022
                                                             (212) 940-8800

                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                     Communications on Behalf of Bidder)

                          Calculation of Filing Fee
-------------------------------------------------------------------------------
               Transaction                            Amount of
               Valuation*                             Filing Fee
               -----------                            ----------
               $12,000,000                            $2,400
-------------------------------------------------------------------------------

     *For purposes of calculating the filing fee only. This amount assumes the purchase of 2,000,000 Units of Limited Partnership Interest ("Units") of the subject company for $6.00 per Unit in cash.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

CUSIP No.:  NONE                     14D-1

-------------------------------------------------------------------------------
1.Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          PRESIDIO RPS ACQUISITION CORP.
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                       (a)  / /

                                                                       (b)  / /
-------------------------------------------------------------------------------
3.   SEC Use Only



-------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

          AF; WC
-------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)

                                                                            / /
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

          100 Units
-------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)

                                                                            / /
-------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

          less than .1%
-------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

          CO

-------------------------------------------------------------------------------

CUSIP No.:  NONE                     14D-1

-------------------------------------------------------------------------------
1.Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Presidio Capital Corp.
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                       (a)  / /

                                                                       (b)  / /
-------------------------------------------------------------------------------
3.   SEC Use Only



-------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

          N/A
-------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f)

                                                                            / /
-------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting
     Person

          624,935.33 Units*
-------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)

                                                                            / /
-------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

          Approximately 11.1%
-------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

          CO

*  Includes 100 Units owned by Presidio RPS Acquisition Corp.

Item 1.   SECURITY AND SUBJECT COMPANY.

          (a) The name of the subject company is Resources Pension Shares 5, L.P. (the "Partnership"), a Delaware limited partnership, which has its principal executive offices at 411 West Putnam Avenue, Greenwich, Connecticut 06830.

          (b) This Schedule relates to the offer by Presidio RPS Acquisition Corp. (the "Purchaser"), a Delaware corporation, to purchase up to 2,000,000 outstanding Units of Limited Partnership Interest ("Units") of the Partnership at $6.00 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 18, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The number of Units outstanding is set forth in "INTRODUCTION" in the Offer to Purchase and is incorporated herein by reference.

     (c) The information set forth in "THE TENDER OFFER -- Section 13. Purchase Price Considerations" of the Offer to Purchase is incorporated herein by reference.

Item 2.   IDENTITY AND BACKGROUND.

          (a)-(d) The information set forth in "INTRODUCTION", "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" and
Schedule 1 of the Offer to Purchase is incorporated herein by reference.

          (e)-(f) During the last five years, neither the Purchaser, Presidio Capital Corp. nor, to the best of its knowledge, any of the persons listed in Schedule 1 of the Offer to Purchase
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

          (g) The information set forth in Schedule 1 of the Offer to Purchase is incorporated herein by reference.

Item 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
          COMPANY.

          (a) The information set forth in "THE TENDER OFFER -- Section 10. Conflicts of Interest and Transactions with Affiliates" and "THE TENDER OFFER --Section 11. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

          (b) None.

Item 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The information set forth in "THE TENDER OFFER -- Section 12. Source of Funds" of the Offer to Purchase is incorporated herein by reference.

          (b) Not applicable.

          (c) Not applicable.

Item 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

          (a)-(e)  The information set forth in "THE TENDER OFFER -- Section
8. Future Plans" of the Offer to Purchase is incorporated herein by reference.

          (f)-(g)   The information set forth in "THE TENDER OFFER -- Section
7. Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a)-(b) The information set forth in "INTRODUCTION" and "THE TENDER OFFER -- Section 11. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          The information set forth in "INTRODUCTION" and "THE TENDER OFFER -- Section 10. Conflicts of Interest and Transactions with Affiliates" of the Offer to Purchase is incorporated herein by reference.

Item 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          The information set forth in "THE TENDER OFFER -- Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

          Not applicable.

Item 10.  ADDITIONAL INFORMATION.

          (a)       None.

          (b)-(d)   The information set forth in "THE TENDER OFFER --Section
15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

          (e)       The information set forth in "THE TENDER OFFER -- Section
9. Certain Information Concerning the Partnership" of the Offer to Purchase is incorporated herein by reference.

          (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.  MATERIAL TO BE FILED AS EXHIBITS.

          (a)(1)    Offer to Purchase dated February 18, 1998.

          (a)(2)    Letter of Transmittal.

          (a)(3) Cover Letter, dated February 18, 1998, from Presidio RPS Acquisition Corp. to Unitholders.

          (b)-(f)   Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1998

                                   PRESIDIO RPS ACQUISITION CORP.



                                   By:  /s/ Allan B. Rothschild
                                        --------------------------------------
                                        Vice President


                                   PRESIDIO CAPITAL CORP.



                                   By:  /s/ Allan B. Rothschild
                                        --------------------------------------
                                        Title: Executive Vice President

                                 EXHIBIT INDEX

                                                                    Sequentially
Exhibit No.                    Description                         Numbered Page
-----------                    -----------                         -------------

(a)(1)    Offer to Purchase dated February 18, 1998. . . . . . . . . . . . . . .

(a)(2)    Letter of Transmittal. . . . . . . . . . . . . . . . . . . . . . . . .

(a)(3)    Cover Letter, dated February 18, 1998,
          from Presidio RPS Acquisition Corp.
          to Unitholders . . . . . . . . . . . . . . . . . . . . . . . . . . . .